Consent of Independent Registered Public Accounting Firm

The Board of Directors of Equal Energy Ltd.

We consent to the use of our reports, dated March 20¸2012, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting, included in this annual report on Form 40-F.

Signed "KPMG LLP"

Chartered Accountants
Calgary, Canada
March 21, 2012